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SEC FILE NUMBER 000-50289

CUSIP NUMBER 87163L-10-3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
SYNTAX-BRILLIAN CORPORATION

Full Name of Registrant

Former Name if Applicable

1600 NORTH DESERT DRIVE

Address of Principal Executive Office (Street and Number)
TEMPE, ARIZONA 85281-1230

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Syntax-Brillian Corporation (the "Registrant") requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (the "Report"). The Registrant closed a merger transaction with Syntax Groups Corporation on November 30, 2005, which is being treated as a reverse merger for accounting purposes. As a result, the historical financial statements of Syntax Groups Corporation are now the Registrant's historical financial statements, and the Registrant has expended considerable time and internal resources preparing these historical financial statements. Because of the amount of time and internal resources expended to prepare those historical financial statements, the Registrant requires additional time to review the Report to ensure adequate disclosure and to allow its independent registered public accountant sufficient time to complete its review of the Registrant's financial statements for the quarterly period ended December 31, 2005. The Registrant is unable to complete and file the Report within the prescribed time period without unreasonable effort or expense. The Registrant expects to file the Report within the prescribed period allowed by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Wayne A. Pratt	(602)	389-8888
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

SYNTAX-BRILLIAN CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 14, 2006	By	/s/ Wayne A. Pratt
Wayne A. Pratt Executive Vice President and Chief Financial Officer

Attachment
Explanation for Part IV, Item 3.
     The Registrant closed a merger transaction with Syntax Groups Corporation on November 30, 2005. The transaction is being treated as a reverse merger for financial reporting purposes. As a result, the historical financial statements of Syntax Groups Corporation are now the Registrant’s historical financial statements, and the Registrant adopted the same fiscal year end of Syntax Groups Corporation of June 30. Therefore, the financial statements of the Registrant to be reported in the Report will be significantly different from the financial statements of the Registrant contained in the Registrant’s Report on Form 10-Q for the fiscal quarter ended December 31, 2004, which reflected the operations of the Registrant prior to the merger and were reported on the basis of a December 31 fiscal year end. It is anticipated that the Registrant will report an increase in revenue for the quarter ended December 31, 2005 as compared to the fiscal quarter ended December 31, 2004, as the quarter ended December 31, 2005 will reflect the revenue of the combined company resulting from the completion of the merger. The Registrant is unable to provide an accurate quantitative estimate of the results of operations for the quarter ended December 31, 2005, as it has not yet completed its accounting review.